October 18, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2010
Filed March 16, 2011

Form 10-Q for the Quarterly period Ended march 31, 2011
Filed May 10, 2011
File No. 000-27115

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 22, 2011 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “Fiscal 2010 10-K”), and Form 10-Q for the quarterly period ended March 31, 2011 (the “Fiscal Q1 2011 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2010 10-K and Fiscal Q1 2010 10-Q as applicable.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies and estimates – Valuation Allowances for deferred Tax Assets, Page 25

1.	We note that you have a valuation allowance of $0.7 million against your deferred tax assets and note that you had reversed valuation allowances in 2008 based on forecasted income. Given losses in the current period, please tell us why you believe it appropriate to not have a valuation allowance against your deferred tax assets.

The Company evaluates its deferred tax assets each quarter to determine if it is more likely than not that they will not be realized in whole or in part, based on the weight of the evidence (ASC Topic 740-10-30-5). The Company considers all available evidence as of the date of each filing. Such information includes the Company’s current financial position and its results of operations for the current and preceding quarters and years. It is supplemented by currently available information as of the date of the filing about future years (ASC Topic 740-10-30-17).

The Company considers the following sources of future income when evaluating whether its deferred tax assets will be realized: Future reversals of existing taxable temporary differences; future taxable income exclusive of reversing temporary differences and carryforwards; taxable income in prior carryback year(s) if carryback is permitted by law; and tax planning strategies available to the Company that could change the nature, timing or taxability of its deferred tax assets in a way to enable them to be realized (ASC Topic 740-10-30-18).

The Company made the following disclosure in its Form 10-K for the Fiscal Year Ended December 31, 2010 Notes to the Consolidated Financial Statements – Deferred Tax Valuation Allowance, Page 60-61. It discloses what positive and negative evidence factors were considered and why it believes it is appropriate to not have a valuation allowance against its deferred tax assets.

Deferred tax Assets

“At December 31, 2010, the Company has a valuation allowance of $0.7 million against $10.7 million of net deferred tax assets. At December 31, 2009, the Company had a valuation allowance of $0.6 million against $11.6 million of net deferred tax assets. The valuation allowance at December 31, 2010 and 2009, respectively, relates to credits and state operating losses that the Company does not expect to realize because they correspond to tax jurisdictions where the Company no longer has significant operations.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

On a regular basis, management evaluates the recoverability of deferred tax assets and the need for a valuation allowance. Such evaluations involve the application of significant judgment. Management considers multiple factors in its evaluation of the need for a valuation allowance. The Company has incurred a cumulative tax loss from continuing operations exclusive of reversing temporary differences over the three years ended December 31, 2010. However, this period includes the effect of a worldwide economic recession, which in the Company’s judgment is an unusual event. The Company’s deferred tax assets have a ratable reversal pattern over 15 years. The carry forward rules allow for up to a 20 year carry forward of net operating losses (“NOL”) to future income that is available to realize the deferred tax assets. And, the Company’s estimate of future income over the reversal period and subsequent carry forward period is sufficient to realize the deferred tax assets. Based on the evaluation of these factors taken as a whole, the Company believes that the positive evidence in the form of the ratable 15 year reversal pattern, 20 year NOL carry forward period, and its estimate of future income, outweigh the negative evidence of a cumulative taxable loss from continuing operations exclusive of reversing temporary differences over the last three years, which include a worldwide recession. Therefore, the Company believes that the net deferred tax asset exclusive of the credits and state net operating losses is more likely than not to be realized.”

The Company did not add further quantitative detail to the footnote as the reader can calculate from the information already provided in the footnote that only modest annual taxable income exclusive of reversing temporary differences is required over a 35 year period to realize the deferred tax assets. With a ratable reversal pattern over 15 years and a 20 year carry forward period beyond that, the future taxable income exclusive of reversing temporary differences required to realize the deferred tax assets is $27.0 million (i.e. $10.0 million net deferred tax assets divided by the combined federal and state tax rate of 37% found in the effective tax rate reconciliation disclosure table) over an average recovery period of 27.5 years (i.e. first year reversal has 20 years for recovery and 15th year reversal has 35 years for recovery year yielding an average of 27.5 years [20+35]/2), or $1.0 million per year.

2.

Also please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of theses assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate at which taxable income must increase during the tax NOL carry forward periods if realization of the benefit is dependent on taxable

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full valuation allowance against the asset.

As discussed above the future taxable income exclusive of reversing temporary differences required to realize the net deferred tax assets is $27.0 million over 27.5 years, or an average of $1.0 million per year. As additional context, the 15 year ratable reversal pattern is driven by the nature of the vast majority of the net deferred tax assets being amortization of intangible assets acquired in business combinations under purchase accounting. Those assets have a six year or less amortization period for book purposes and a 15 year straight line amortization period for tax purposes.

For PCTEL, Income (Loss) Before Income Taxes (“Pre-Tax Income”) as presented in the financial statements in the Company’s filings approximates in all material respects taxable income exclusive of reversing temporary differences. We have therefore used Pre-Tax Income in our analysis to facilitate the Staff’s ability to tie the data provided in our response to our filings.

The Company reported a Pre-Tax Loss of $(5.3) million in 2010. As of the March 16, 2011 filing date for the 2010 10-K, management had sufficient information about the Pre-Tax Loss Attributable to PCTEL, Inc. expected for the Quarter ended March 31, 2011 that was yet unreported, to know that there would be a 70% improvement over the same quarter in the prior year. This significant profit shift, driven by expense actions initiated in 2010 combined with positive post-recession revenue trends in the first quarter of 2011, indicated that the likely range of 2011 annual Pre-Tax Income (Loss) Attributable to PCTEL, Inc. was likely to be in range from a $(1.0) million loss to $1.0 million Pre-Tax Income. Management concluded that such a significant level of profit improvement combined with the 27.5 year average recovery period and its modest annual income requirements, represented significant positive evidence that the deferred tax assets will be realized.

Subsequent events corroborate the future profit improvement in the forecast utilized by the Company at the time of the 2010 10-K filing. The Company will be announcing the financial results for the quarter ended September 30, 2011 next week, and expect to report year to date Pre-Tax Income Attributable to PCTEL, Inc. for the first three quarters of approximately $0.4 million (See the table below). Further, we expect Q4 2011 to be at least as profitable as Q3 2011, which will put the Company’s forecast of 2011 Pre-Tax Income Attributable to PCTEL, Inc. at or above $1.1 million for the year, which exceeds the $1.0 million average income required to realize the deferred tax assets.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

Due to the formation of the PCTEL Secure JV in January 2011, with its 49% non-controlling interest, the following table is presented to reconcile Net Income Attributable to PCTEL, Inc. to Pre-Tax Income Attributable to PCTEL, Inc. The information provided for the year 2010, Q1 2011, and Q2 2011 is from the face of the Condensed Consolidated Statement of Operations contained in the Company’s filings for those periods. The Q3 2011 information is what we will be reporting in our earnings release and subsequent 10-Q filing for that quarter.

($ Thousands)	2010	Q1’11	Q2’11	Q3’11	11 YTD
Net Income (Loss) Attributable To PCTEL, Inc.	(3,456)	(119)	25
Add Back - Expense (benefit) For Income Taxes	(1,875)	(304)	76

Pre-Tax Income (Loss) Attributable To PCTEL, Inc.	(5,331)	(423)	101	700	378

Form 10-Q for the quarter ended March 31, 2011

Notes to the condensed consolidated financial statements

Note 4 – PCTEL Secure, page 11

3.	We note that you recorded $3.1 million of compensation expense for share based payments to nonemployees for the two contractors of PCTEL Secure. To help us understand your accounting tell us details about the terms of the “equity instruments” and the bonus agreements entered with the two contractors including but not limited to the nature of the performance conditions and the disincentives for nonperformance. Further identify the two contractors or key contributors and tell us whether they are officers of the joint venture. Also tell us about any relationship between the contractors and the founders of the joint venture.

Equity Instruments Overview

On January 5, 2011, the Company formed PCTEL Secure (“JV”), a joint venture limited liability company, with Eclipse Design Technologies, Inc. (“Eclipse”). PCTEL Secure designs Android-based, secure communications products. The Company contributed $2.5 million in cash in return for 51% ownership of the joint venture and

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

Eclipse contributed $2.4 million of intangible assets in return for 49% ownership in the joint venture. The joint venture agreement provides for put and call rights to facilitate the orderly transition of ownership under defined conditions from 51% PCTEL and 49% Eclipse, to 100% PCTEL over a multi-year period. Those put and call rights, are described in detail in the Company’s 10-Q filing for the period ended March 31, 2011, Footnote 6 - PCTEL Secure, on page 13.

Eclipse Design has identified Josh Matthews and Ben Leslie, owners and employees of Breakaway Consulting, LLC (“Breakaway”), as key contributors of services to be provided to the JV. Breakaway has experience in creating, developing, licensing, engineering and testing the technology useful with respect to the secure smartphone platforms to be developed by the JV. Given the relevant expertise of Breakaway in the smartphone market, Eclipse has engaged the employees of Breakaway, Matthews and Leslie, as independent contractors of Eclipse in order to provide engineering services to the JV. The terms of the engineering services to be provided are set forth in the Eclipse Services Agreement between Eclipse and the JV. In order to encourage the key contributors to continue to provide services to the JV for the development of a secure smartphone platform, Eclipse entered into a cash bonus arrangement directly with them. There is no other relationship with the founders of the JV (i.e. PCTEL and Eclipse) or the JV beyond what is described above. Neither Mathews nor Leslie are officers of the JV, nor do they have an ownership interest in the JV or either of the founders.

The bonus agreement grants Matthews and Leslie the right for each to receive a cash bonus of 5% of the amount of the net proceeds received by Eclipse upon exercise of Eclipse’s Exit Option, PCTEL’s 2nd Call Right, or PCTEL’s 3rd Call Right, which results in a qualifying sale of Eclipse’s membership interests in the JV. Participation in the net proceeds received by Eclipse from a qualifying sale of Eclipse’s membership interests is equivalent to each key contributor having been a 5% owner of the JV.

The parties to the bonus agreement have acknowledged that Eclipse anticipates selling 19% of its 49% ownership through exercise of the PCTEL 1st Call Right or Eclipse Put Right within the first two years of JV operation. However, sale of the first 19% of Eclipse interests in the JV is not deemed a qualifying sale as the bonus payout is triggered upon Eclipse’s sale of its last 30% of JV interests, which includes the 5% of JV interests allocated to each of Mathews and Leslie. The exercise of the 2nd and 3rd Call Rights are deemed a qualifying sale in accordance with the terms of the bonus agreements as the last of Eclipse’s JV interests would be included as part of the sale of JV interests as exercised by the 2nd and 3rd Call Rights.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

The bonus arrangement vests upon a qualifying sale, provided that Mathews and Leslie have continuously provided services to the JV, which represents a performance condition.

In order to qualify for the bonus Matthews, and Leslie must continuously provide services to the JV from the date of the execution of the bonus agreement on January 5, 2011 through the date at which the bonus is paid. The bonus will be forfeited if they (1) do not continuously provide services, (2) willfully terminate their service, (3) their services are terminated by the JV with or without cause, or (4) they violate the non-compete clause of their service agreement.

Summary of the Fact Pattern

a.	Agreements entered into January 5, 2011.

b.	Agreements vesting date is the date of a qualifying sale under the PCTEL 2nd Call Right.

c.	The quantity and terms of the PCTEL Call Right is known upfront, as defined in the JV agreements (See 10-Q footnote disclosure).

d.	The PCTEL 2nd Call Right date is December 31, 2013.

e.	The only disincentive for nonperformance by Mathews and Leslie is the forfeiture of the equity instruments.

f.	The agreements are between Eclipse and Mathews and Leslie. PCTEL is not a party to the agreements.

Summary of the Company’s Accounting Conclusions

a.	The appropriate accounting literature to apply to the bonus agreements is Equity Based Payments to Non Employees (See ASC 505-50-15-2a), as Mathews and Leslie are contractors to the JV.

b.	There is no performance commitment in the equity instruments as the only disincentive for nonperformance is the forfeiture of the bonus, which in and of itself, does not represent a sufficiently large disincentive to create a performance commitment (ASC 505-50-30-12).

c.	The Company has determined that the qualifying sale of Eclipse’s membership interests is probable of occurrence upon the date of JV formation on January 5, 2011. PCTEL has control over the entity based on its ownership position and number of board seats. PCTEL has the ability to exercise the call rights as it has $68 million in cash and no debt. PCTEL is a designer and developer of software-based radios for the wireless industry. The development program undertaken within the JV is part of PCTEL’s strategic growth strategy, and it is the Company’s intent to acquire the JV for the products it is creating.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

d.	It is appropriate to begin measuring the equity instruments on January 5, 2011, which is before the measurement date of December 31, 2013. Further, it is appropriate at the end of each interim accounting period up to the measurement date to measure the equity instruments at their then current fair value for purposes of recognition of costs.

•

ASC 505-50-30-11 guides that the measurement date is the earlier of the date which a commitment for performance by the counter party is reached, or the date at which the counter party’s performance is complete. Under this paragraph the measurement date would be the vesting date of December, 31, 2013, as there is no performance commitment.

•

However, ASC 505-50-30-20 guides that it may be appropriate for an issuer to recognize costs related to share-based payment transactions with nonemployees before the measurement date has occurred if the quantity and terms of the equity instruments are known upfront. That is case with these equity instruments.

•

ASC 505-50-30-21 guides that if the terms of the equity instrument are known up front, and it is appropriate under GAAP for the issuer to recognize any cost during financial reporting periods before the measurement date, for purposes of recognition of costs during those periods the equity instruments shall be measured at their then current fair values at each of those interim financial reporting dates. The commencement of services on January 5, 2011 requires the start of cost recognition under GAAP on that date.

e.	In the original 10-Q filings, the Company had interpreted the guidance in ASC-505-50-30-21 on initial and subsequent interim period measurement of the equity instruments to be synonymous with how the attribution of the related compensation expense should be made to the Consolidated Statement of Operations. That is, recognize the initial measurement value as compensation expense immediately, and as changes to fair value occur over time to attribute the changes to cost as they happen.

•

Upon further review, we now believe that the appropriate guidance on cost attribution is found in ASC 505-50-25-4, which states “This guidance does not address the period(s) or the manner (that is, capitalize versus expense) in which an entity granting the equity instrument (the purchaser or grantor) shall recognize the fair value of the equity instruments that will be issued, other than to require that an asset, expense, or sales discount be recognized (or previous recognition reversed) in the same period(s) and in the same manner as if the grantor had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

•

The two consultants are providing services to the JV in connection with their contractor agreements and must continue to provide services until payment of the bonus. Generally, services are recognized on a straight-line basis over the service period, unless the pattern and timing of delivery of those services is clearly other than straight-line. Therefore we now conclude, the related expense for the awards should be recognized ratably over the relevant implied service period (based on when the call right is expected to be exercised). Subsequent changes in fair value for the Matthews and Leslie awards are recognized in earnings immediately each reporting period for the portion of service rendered.

f.	The appropriate balance sheet classification of the equity instruments is as a liability. ASC 505-50-25-10 guides that a grantor shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria established in paragraphs ASC 718-10-25-6 through 25-19. Under that guidance the instruments are classified as a liability as they are settled in cash.

g.	It is determined that the liability for the share-based payment arrangement awards is an obligation of Eclipse, not JV or PCTEL. ASC 718-10-15-4 states that compensatory arrangements to transfer equity instruments by a related party to an entity’s employees are considered to be capital contributions to the entity by the related party. The economic substance of the transaction is that Eclipse is making bonus payouts to the key contributors of JV on JV’s behalf. There is no liability on JV’s books as the payments are made directly by Eclipse. In addition, there is no legal recourse by the key contributors to JV for nonpayment as the bonus agreement was executed between Eclipse and the three key contributors.

h.	The appropriate allocation of costs between PCTEL, Eclipse and JV is as follows.

•

The Company has determined that the share-based payment arrangements liability is an obligation of Eclipse, and as such should be presented on the financial statements of Eclipse. As the share-based payment arrangements are a transaction between Eclipse and the key contributors of JV, from Eclipse’s perspective, this transaction is considered an equity-based transaction with nonemployees.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

•

With regards to the allocation of compensation expense, the Company utilized the guidance in ASC 323-10-55-19 through 55-26, which governs the subsequent measurement of share-based compensation to employees of an equity-method investee. Under this guidance, an investee (JV) should recognize the cost of the share-based payments incurred by the investor (Eclipse) on its behalf with a corresponding capital contribution as the costs are incurred on its behalf. The journal entry would be a debit to JV compensation expense with an offsetting credit to JV APIC.

•

As a noncontributing investor to the share-based payment arrangements, PCTEL should recognize the income equal to the amount that its interest in the JV’s equity has increased (i.e., its percentage share of the contributed capital recognized by JV) as a result of the disproportionate funding of the compensation costs. Additionally, PCTEL should recognize its percentage share of earnings or losses in JV. The net result has no impact on PCTEL’s stand-alone financial statements because these amounts offset. In the consolidated financial statements of PCTEL, the expense associated with these awards will be allocated to Eclipse’s non-controlling interest.

Evaluation of Materiality for the Misstatement

As stated in the previous paragraphs, the bonus arrangement does not impact Consolidated Income (Loss) Attributable to PCTEL Shareholders as the expense is fully offset in consolidation. Additionally, there is no impact to consolidated cash flow from operations, or consolidated equity. However, the misstatement does have impact on consolidated Net Income (Loss) Available to Common Shareholders, which takes into account a temporary redeemable equity component to the equity structure of PCTEL Secure. See the description of the Eclipse Put Right in the Company’s 10-Q filing for the period ended March 31, 2011, Footnote 6 - PCTEL Secure, on page 13. The temporary redeemable equity will become permanent equity in the quarter ended March 31, 2012.

In its evaluation of materiality of the misstatement, The Company considered SEC Staff Accounting Bulletin #99 – Materiality, SEC Staff Accounting Bulletin #108-Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements, and ASC 250-45-22 through 27 Accounting Changes and Error Corrections. The following table summarizes the quantitative impact of the misstatement. In order to facilitate the understanding of the impact of the misstatement on the trend in earnings, the table includes 2010 quarterly data as well the earnings per share expected for the quarter ended September 30, 2011.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

Extracted Information from the Company’s Condensed Consolidated Statement of Operations

($ Thousands)	2010				2011
Summary of Misstatement	Q1	Q2	Q3	Q4	Q1	Q2	Q3	YTD
Effect of the Error
Net Income (Loss) Attributed to PCTEL Shareholders	—	—	—	—	—	—	—	—
Less: Adjustments to Redemption Value of Noncontrolling Interests	—	—	—	—	(541)	49	—	(492)
Net Income (Loss) Available to Common Shareholders	—	—	—	—	541	(49)	—	492
Earnings Per Share					0.03	$(0.01)	$—	$0.02
Net Income (Loss) Available to Common Shareholders as reported					(1,285)	(81)	300	(1,066)
Net Income (Loss) Available to Common Shareholders as revised					(744)	(130)	300	(574)
Earnings Per Share As Reported	$(0.05)	$(0.06)	$(0.05)	$(0.04)	$(0.07)	$—	$0.02	$(0.05)
Earnings Per Share Revised	$(0.05)	$(0.06)	$(0.05)	$(0.04)	$(0.04)	$(0.01)	$0.02	$(0.03)

Amounts for Q3’11 are those expected to be reported.

The Company believes the following factors are most relevant in assessing the qualitative impact of the misstatement.

•

The footnote in the original 10-Q filing describes in detail the nature of PCTEL Secure as an R&D investment in new technology, its capital structure including the redeemable temporary equity component, and the share based payment arrangements including the disclosure that they are Eclipse’s liability not PCTEL’s.

•

The nature of the JV is an R&D investment in new technology. The Company believes that most relevant measure(s) for investors in the early stage of a technology investment is not immediate impact to profit or loss, but whether the investor resonates with the potential for the new technology as described in disclosures, the progress made over time in bringing the new technology and related products to market, and whether there is adequate funding to support the investment being made (i.e. working capital and funding sources). None of these factors was impacted by the misstatement.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

•

The redeemable temporary equity component of the JV capital structure is disclosed in the 10-Q footnotes. Investors can see from the footnote disclosure that it will become permanent equity when the Eclipse Put Right expires in Q1 2012, reversing at that time the inception to date change in redeemable temporary equity, regardless of its size or the pattern in which it was incurred.

•

The misstatement does not impact Income (Loss) Attributed to PCTEL Shareholders, as the share based payment expense is a liability of Eclipse and thus fully offset. The Company believes this measure is most relevant on a qualitative basis as investors are aware that the impact of the redeemable temporary equity changes over time to Income (Loss) Attributed to Common Shareholders will ultimately reverse itself in 2012.

•

The trend of sequential quarterly earnings per share has not been materially impacted. The trend is that 2011 is a transition year from consistent negative quarterly earnings per share in 2010 towards profitability in 2011. The misstatement does not change the trend.

•

The Company’s estimate of full year earnings per share is in a range of $(0.01) and $0.00 (i.e. breakeven). The September year to date earnings per share as revised is a loss of $(0.03). The Company anticipates that fourth quarter earnings per share will be in a range of $0.02 to $0.03 based on the sales order and cost patterns fourth quarter to date. Given that the full year earnings per share are virtually breakeven, the Company believes that the trend of earnings as demonstrated by interim 2011 results from $(0.20) full year 2010 loss per share to virtually breakeven for full year 2011 is the most relevant factor is assessing materiality for correction of an error to interim period reporting.

•

The Company has coverage from four stock analysts, B. Riley, Wunderlich, R.W. Baird, and Rodman & Renshaw. They all use Non-GAAP measures such as EBITDA and free cash flow to measure the company. The misstatement does not impact the Non-GAAP measures they use. Therefore it does not impact the analysts’ consensus expectations for the Company.

•

The correlation between the change in the Company’s historical quarterly earnings per share and the change in stock price immediately after earnings are announced is low. The actual correlation for the 10 quarters ended June 30, 2011 is only 2 percent. Therefore it is unlikely that the misstatement would impact the volatility of the stock price.

•	Management’s compensation was not impacted by the misstatement. The compensation plan utilizes the same Non-GAAP measures by which the stock analysts measure the Company.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

•

Other factors considered were that the Company has no regulatory requirements, loan covenants, or other contractual requirements impacted by the misstatement. The misstatement does not relate to an unlawful transaction.

Based on the factors above, the Company believes that the error is immaterial to the presentation of its interim financial statements on a qualitative basis. Therefore as permitted by SAB #108, the Company proposes to correct the error prospectively starting with the filing of form 10-Q for the quarterly period ending September 30, 2011. That filing will include the correct quarter and year to date numbers as well as corrected footnotes with an explanation of what has been corrected prospectively. The Company further proposes to report the revised amounts for the first and second quarters of 2011 in the filing of its 10-Q filings for the quarters ended March 31, 2012 and June 30, 2012, so that appropriate year over year comparisons can be made.

The following corrected footnote will be included starting in the 10-Q for the quarterly period ended September 30, 2011.

FOOTNOTE PCTEL Secure

On January 5, 2011, the Company formed PCTEL Secure LLC, a joint venture limited liability company, with Eclipse Design Technologies, Inc. PCTEL Secure designs software and secure digital-based solutions that enables secure applications on commercial Android cellular phone platforms. The Company contributed $2.5 million in cash on the formation of the venture in return for 51% ownership of the joint venture. In return for 49% ownership of the joint venture, Eclipse contributed $2.4 million of intangible assets in the form of intellectual property and a services agreement, including an assembled workforce, to provide services.

The initial capitalization of PCTEL Secure was $4.9 million, consisting of $2.5 million of cash, $1.1 million of in-process research and development, $0.8 million for non-compete agreements, and $0.5 million for service agreements. The values for the intangible assets were the fair values of the intangible assets modeled at the time of execution of the agreements. The intangible assets are being amortized for book purposes, but are not deductible for tax purposes. The weighted average amortization period of the intangible assets acquired is 2.4 years. The Company estimated the fair value (and remaining useful lives) of the assets.

The Company provides services to PCTEL Secure at cost for facilities, financial services, general and administrative services, order management, manufacturing and distribution, and marketing services. The term of the Company’s service agreement is through December 31, 2013, with one year extensions thereafter as agreed by the parties. The Company also entered into a line of credit agreement with PCTEL Secure. Under the term of the line of credit agreement, the Company agreed to lend PCTEL Secure up to $4.0 million at an 8% fixed interest rate. The maturity date for this agreement is June 30, 2014. There were no borrowings under this line of credit during nine months ended September 30, 2011.

Based on review of accounting rules for consolidation, the Company concluded that it (a) has financial control of PCTEL Secure as it holds two of the three Board seats and (b) Eclipse’s rights under the agreements are protective rights that do not override the presumption that the majority owned subsidiary should be consolidated. Therefore, the Company has consolidated the financial results of PCTEL Secure into the Company’s consolidated financial statements for the three and nine months ended September 30, 2011.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

The limited liability company agreement of PCTEL Secure (“LLC agreement”) provides several mechanisms for the orderly transition of the Company’s ownership from 51% to 100%. The LLC agreement also includes participation rights that require the Company to pay Eclipse 10% or 5% of the amount by which the net proceeds exceed the enterprise value if the Company sells PCTEL Secure before December 31, 2014 or 2015, respectively. The features are summarized as follows:

Instrument	Notional Amount	Contingency	Period
The Company’s 1st call right	19% of membership interests	None	1/1/2012 - 3/31/2012

Eclipse’s put right	19% of membership interests	Exercisable if the Company does not exercise 1st call right	4/1/2012 - 4/10/2012

The Company’s 2nd call right	Remaining Eclipse membership interests	Purchase all of remaining Eclipse interests	10/1/2013 - 12/31/2013

Eclipse’s participation right	10% of the difference between net proceeds from sale and enterprise value	The Company exercises 2nd call right and sells subsidiary within 12 months	ends 12/31/14

Eclipse’s participation right	5% of the difference between net proceeds from sale and enterprise value	The Company exercises 2nd call right and sells subsidiary between 13 and 24 months	ends 12/31/15

The Company’s 3rd call right	Remaining Eclipse membership interests	The Company does not exercise 2nd call right	begins 7/1/2014

The Company’s 1st call right: the Company has the right to exercise its 1st call right during the period January 1, 2012 through March 31, 2012, which would require Eclipse to sell to the Company 19% of its membership interests for a price that represents 19% of the enterprise value (“EV”) on the exercise date, with a provision that the minimum price is 19% of $4.9 million.

Eclipse put right: If the Company does not exercise the first call right, then at any time during the period April 1, 2012 through April 10, 2012, Eclipse can exercise its put right to require the Company to purchase Eclipse’s interest in PCTEL Secure at the price of 19% of $4.9 million.

The Company’s 2nd call right: During the period October 1, 2013 through December 31, 2013, the Company has the option to issue a notice to Eclipse requiring it to sell to the Company all of its remaining membership interests in PCTEL Secure at the EV, with a provision that minimum EV is $4.9 million. Such remaining membership interests could represent between 30% and 49%, depending on whether the 1st call or the Eclipse put right were exercised.

Eclipse participation right: If the Company exercises the 2nd call right and subsequently sells PCTEL Secure within 12 months of exercising the 2nd call right, then Eclipse holds a participation right that requires the Company to pay to Eclipse 10% of the amount by which the net proceeds exceed the EV used in the calculation of the price of the 2nd call right. Also, if the Company exercises the 2nd call right and subsequently sells subsidiary between 13 months and 24 months of exercising the 2nd call right, then Eclipse holds a participation right that requires the Company to pay to Eclipse 5% of the amount by which the net proceeds exceed the EV used in the calculation of the price of the 2nd call right. (If consideration for the sale is received by the Company in a form other than cash, Eclipse is entitled to 10% or 5% of non-cash consideration received as proceeds.)

The Company’s 3rd call right: If the 2nd call right is not exercised, and after 8 months, Eclipse fails to complete a sale of its membership interests, then the Company has the right to purchase Eclipse’s membership interests using the EV calculated at the expiration of the 2nd call right.

The enterprise value is based on a multiple of revenues and backlog. In accordance with accounting for redeemable financial instruments, the Company determined that the $0.9 million fair value of this put right is classified as redeemable equity. It is redeemable equity because the price is fixed for this financial instrument, and the 19% of Eclipse’s membership interest can be redeemed at the option of the holder, Eclipse, through the exercise of its put right, or at the option of the Company, through the exercise of its first call right.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

Eclipse identified an employee of PCTEL Secure and two contractors for Eclipse as key contributors of services. Eclipse entered into cash bonus arrangement with the three key contributors. The bonus agreements grant these key contributors the right for each to receive a cash bonus from the net proceeds received by Eclipse upon exercise of Eclipse’s exit option, the Company’s 2nd call right, or the Company’s 3rd call right, which results in a qualifying sale of Eclipse’s membership interests in the subsidiary. Participation in the net proceeds paid to Eclipse from a qualifying sale of Eclipse’s membership interests is equivalent to each key contributor having been a 5% owner of PCTEL Secure. The Company has determined that the qualifying sale of Eclipse’s membership interests is probable of occurrence upon the date of formation on January 5, 2011. PCTEL has control over the entity based on its ownership position and number of board seats. PCTEL has the ability to exercise the call rights as it has $68 million in cash and no debt. PCTEL is a designer and developer of software-based radios for the wireless industry. The development program undertaken within PCTEL Secure is part of PCTEL’s strategic growth strategy, and it is the Company’s intent to acquire the joint venture for the products it is creating.

During the three months ended September 30, 2011, the Company recorded $0.3 million of compensation expense in accordance with accounting for share based payments to nonemployees for the two contractors of PCTEL Secure and $0.1 million of compensation expense for share based payments in accordance with accounting for stock compensation for the employee of PCTEL Secure. During the nine months ended September 30, 2011, the Company recorded $0.8 million of compensation expense in accordance with accounting for share based payments to nonemployees for the two contractors of PCTEL Secure and $0.4 million of employee compensation expense for the employee of PCTEL Secure.

Each key contributor receives a specific percentage of the net proceeds received by Eclipse upon a qualifying sale of its interests. The amount of proceeds for the qualifying sale is determined based on a predetermined multiple of revenues and backlog. Forfeiture is unlikely because of sufficiently large disincentives for nonperformance. For the two contractors and one employee, the Company recorded the pro-rata portion of the total expense to be recognized over the requisite service period of three years. The fair value of the bonus amounts was based on the projected enterprise value as of December 31, 2013. Subsequent changes in the fair value for the awards will be recognized in earnings each reporting period. Since the Company is a noncontributing investor to the share-based payment arrangements, the expense is offset in consolidation. The Company recognized other income equal to the amount of its interest in PCTEL Secure’s equity, and the remainder of the expense offset is recorded as income in loss attributed to noncontrolling interest. For the three and nine months ended September 30, 2011, the Company recognized other income of $0.2 million and $0.6 million, respectively, included in other income, net, and income of $0.2 million and $0.6 million, respectively, in loss attributed to noncontrolling interest.

PCTEL Secure incurred losses of $0.9 million and $2.5 million for the three and nine months ended September 30, 2011, respectively. Since the allocation of PCTEL Secure’s profits and losses is based on its prorated share of unit ownership, the Company recorded $0.5 million and $1.3 million as net loss attributable to noncontrolling interest for the three and nine months ended September 30, 2011. See the segment information in Note 14 for information related to the financial results of PCTEL Secure. The noncontrolling equity on the balance sheet reflects Eclipse’s share of the equity of PCTEL Secure. The noncontrolling equity includes permanent equity of $1.8 million and redeemable equity of $0.9 million. The redeemable equity is reflected in the mezzanine section of the balance sheet. See Note 9 related to equity for the reconciliation of these noncontrolling interest amounts.

The amounts for the nine months ended September 2011 include a revision of a $2.6 million reduction of compensation cost recorded in research and development, and a corresponding reduction of $(1.3) million of other income, net, and a $($1.3) million reduction of loss attributed to noncontrolling interest. The Company determined the error to be immaterial to all previously reported periods after consideration of

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

both quantitative and qualitative factors and has therefore applied the guidance of SEC Staff Accounting Bulletin #108 by revising the prior period financial statements in future filings. The Company in its 10-Q filings for the three months ended March 31, 2011 and June, 30, 2011 had recorded compensation expense for the entire initial liability of the stock based arrangement with the two contractors, which should have been attributed to expense over the three year vesting period.

Summary of Revised Items in the Condensed Consolidated Statement of Operations

(in thousands)	Three Months Ended March 31, 2011		Three Months Ended June 30, 2011		Six Months Ended June 30, 2011
	As Previously Reported	As Corrected	As Previously Reported	As Corrected	As Previously Reported	As Corrected
Statements of Operations (unaudited):
Research and development	$6,156	$3,310	$3,041	$3,300	$9,196	$6,609
OPERATING LOSS	($3,933)	($1,087)	($298)	($557)	($4,231)	($1,644)
Other income, net	$1,729	$278	$125	$257	$1,855	$535
LOSS BEFORE INCOME TAXES	($2,204)	($809)	$76	($300)	($2,376)	($1,109)
NET LOSS	($1,900)	($505)	($249)	($376)	($2,148)	($881)
Less: Net loss attributable to noncontrolling interests	($1,781)	($386)	($274)	($401)	($2,055)	($788)
Less: Adjustments to redemption value of noncontrolling interest	($1,166)	($625)	($106)	($155)	($1,272)	($780)
NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	($1,285)	($744)	($81)	($130)	($1,365)	($873)
Basic Earnings per share:
Net loss available to common shareholders	($0.07)	($0.04)	$0.00	($0.01)	($0.08)	($0.05)
Diluted Earnings per share:
Net loss available to common shareholders	($0.07)	($0.04)	$0.00	($0.01)	($0.08)	($0.05)

FOOTNOTE Earnings per Share

The following paragraph will be added to the footnote below the standard table presented in that footnote.

The amounts for the nine months ended September 2011 include a revision of a $0.5 million reduction in net loss available to common shareholders, and a corresponding $0.03 increase to earnings per share. Per the discussion in Footnote PCTEL Secure, the company made a revision to compensation expense for share based arrangements related to the PCTEL Secure joint venture. While those costs are fully offset in consolidation and have no effect on income available to PCTEL shareholders, the adjustments do affect the temporary redeemable equity in the joint venture, which is tied to the equity of the joint venture. See also Footnote Equity. The Company determined the error to be immaterial to all previously reported periods after consideration of both quantitative and qualitative factors and has therefore applied the guidance of SEC Staff Accounting Bulletin #108 by revising the prior period financial statements in future filings.

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

FOOTNOTE Equity

The following paragraph will be added to the footnote below the standard table presented in that footnote.

The amounts for the nine months ended September 2011 include a revision of a $0.5 million reduction in net loss attributed to temporary equity of noncontrolling interest. Per the discussion in Footnote PCTEL Secure and Footnote EPS, the company made a revision to compensation expense for share based arrangements related to the PCTEL Secure joint venture. While those costs are fully offset in consolidation and have no effect on income available to PCTEL shareholders, the adjustments do affect the temporary redeemable equity in the joint venture, which is tied to the equity of the joint venture. The Company determined the error to be immaterial to all previously reported periods after consideration of both quantitative and qualitative factors and has therefore applied the guidance of SEC Staff Accounting Bulletin #108 by revising the prior period financial statements in future filings.

4.	We note that the initial capitalization of the joint venture include $1.1 million of in-process research and development. Tell us the nature of the in-process research and development and how you determined its fair value at the time of the JV formation.

The nature of the in process research and development (“IPR&D”) at the valuation date is security software which is to be implemented into cell phones utilizing the Android operating system. The Company utilized an independent third party expert valuation firm in determining the fair value of the JV at the formation date. The IPR&D was valued using the Excess Earnings Method under the Income Approach. The method reflects the present value of the projected cash flows that are expected to be generated by the IPR&D, reduced by charges representing the contribution of other assets to those cash flows, and an appropriate discount rate to reflect the time value and risk associated with cash flows.

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471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005

In responding to the Staff’s comment letter, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any further questions or comments to me. My phone number is (630) 339-2102, my email address is john.schoen@pctel.com, and my FAX is (630) 233-8076.

	By:	/s/ JOHN SCHOEN
DATE: October 18, 2011	NAME:	JOHN SCHOEN
	Title:	Chief Financial Officer

471 Brighton Drive, Bloomingdale, IL 60108 / Tel: +1-630-372-6800 / Fax: +1-630-372-8077 / www.pctel.com

PCTEL Inc. 2005